CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$3,000,000	$386.40

Pricing supplement no. 1861 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 1-II dated April 5, 2013	Pricing supplement to Product supplement no. 1-II Registration Statement No. 333-177923 Dated October 25, 2013; Rule 424(b)(2)

Structured Investments	$3,000,000 Callable Range Accrual Notes linked to 6-Month USD LIBOR due October 30, 2028

General

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing October 30, 2028, subject to postponement as described below.
•	The notes are designed for an investor who seeks the return of their principal at maturity and periodic interest payments that accrue on a daily basis if 6-Month USD LIBOR, as determined on the related Accrual Determination Date, is less than or equal to the Maximum LIBOR Rate. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Subject to the Accrual Provision, interest on the notes with respect to an interest period will be based on the Interest Factor.
•	The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 1-II, will supersede the terms set forth in the accompanying product supplement no. 1-II. Please refer to “Key Terms — Accrual Provision,” “Key Terms — Accrual Determination Date,” and “Selected Purchase Considerations – Periodic Interest Payments” in this pricing supplement for more information. Your interest rate will be determined as described below under “Key Terms — Interest Rate.”
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	Minimum denominations of $1,000 and integral multiples of $1,000 thereafter.
•	The notes priced on October 25, 2013 and are expected to settle on or about October 30, 2013.

Key Terms

Payment at Maturity:	If the notes have not previously been redeemed, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus any accrued and unpaid interest.
Redemption Feature:	At our option, we may redeem the notes, in whole but not in part, on the 30th day of January, April, July and October of each year, commencing October 30, 2018 (each, a “Redemption Date”). We may redeem your notes, in whole but not in part, at a price equal to 100% of the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Accrual Period Convention described below and in the accompanying product supplement no. 1-II.
Interest:

With respect to each Interest Period and subject to the Accrual Period Convention described below and in the accompanying product supplement no. 1-II, for each $1,000 principal amount note, the interest payment will be calculated as follows:

$1,000 x Interest Rate x Day Count Fraction

Interest Period:	The period beginning on and including the Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Accrual Period Convention described below and in the accompanying product supplement no. 1-II.
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 30th day of January, April, July and October of each year, commencing on January 30, 2014, to and including the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date, subject to the Business Day Convention and Accrual Period Convention described below and in the accompanying product supplement no. 1-II.
Interest Rate:

With respect to each Interest Period, the Calculation Agent will calculate the Interest Rate, in thousandths of a percent, with five ten-thousandths of a percent rounded upwards, based on the following formula:

“Interest Factor” means, with respect to each Interest Period, an amount of 5.00% per annum†.

The notes may not bear the Interest Rate associated with the Interest Factor. The Interest Rate will depend on the number of calendar days during any given Interest Period on which the Accrual Provision is satisfied†.

“Actual Days” means, with respect to each Interest Payment Date, the actual number of calendar days in the immediately preceding Interest Period; and

“Variable Days” means, with respect to each Interest Payment Date, the actual number of calendar days during the immediately preceding Interest Period on which the Accrual Provision is satisfied.

†The Interest Rate may not equal the Interest Factor during any Interest Period. The Interest Rate will depend on the number of calendar days during any given Interest Period on which the Accrual Provision is satisfied. See the definition for “Variable Days” and “Accrual Provision” herein, as well as the formula for Interest Rate set forth above.

Other Key Terms:	Please see “Additional Key Terms” in this pricing supplement for other key terms.

Investing in the Callable Range Accrual Notes involves a number of risks. See “Risk Factors” beginning on page PS-14 of the accompanying product supplement no. 1-II and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 1-II or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)(3)	Fees and Commissions (1)(2)	Proceeds to Issuer
Per note	At variable prices	$20.00	$980.00
Total	At variable prices	$60,000	$2,940,000

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $20.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 1-II.

(3) JPMS sold the notes in one or more negotiated transactions, at varying prices determined at the time of each sale, which were at market prices prevailing, at prices related to such prevailing prices or at negotiated prices, provided that such prices were not less than $980.00 per $1,000 principal amount note and not more than $1,000 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 1-II.

The estimated value of the notes as determined by JPMS when the terms of the notes were set was $947.70 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

October 25, 2013

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-II dated April 5, 2013. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 15, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-II dated April 5, 2013: http://www.sec.gov/Archives/edgar/data/19617/000089109213003066/e53030_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

6-Month USD LIBOR:	With respect to any Accrual Determination Date, the London Interbank Offered Rate for deposits in U.S. dollars with a designated maturity of six months that appears on the Reuters page “LIBOR01” (or any successor page) under the heading “6Mo” at approximately 11:00 a.m., London time, on that Accrual Determination Date, as determined by the Calculation Agent. If on the applicable Accrual Determination Date, the 6-Month USD LIBOR cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then the rate for such date shall be determined as if LIBOR Reference Banks Rate were the applicable rate.
LIBOR Reference Banks Rate:	With respect to any Accrual Determination Date, a rate determined by the Calculation Agent to be the mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered rates for deposits in U.S. dollars with a designated maturity of six months that at least two major banks in London, selected by the Calculation Agent, are offering to prime banks in the London interbank market, at 11:00 a.m. (London time) on the relevant Accrual Determination Date.
London Business Day:	Any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close.
Accrual Provision:	For each Interest Period, the Accrual Provision shall be deemed to have been satisfied on each calendar day during such Interest Period on which 6-Month USD LIBOR, as determined on the Accrual Determination Date relating to such calendar day, is less than or equal to the Maximum LIBOR Rate. If 6-Month USD LIBOR as determined on the Accrual Determination Date relating to such calendar day is greater than the Maximum LIBOR Rate, then the Accrual Provision shall be deemed not to have been satisfied for such calendar day.
Maximum LIBOR Rate:	6.00%
Accrual Determination Date:	With respect to any calendar day, the second London Business Day immediately preceding such calendar day; provided, however that if such calendar day is within the Exclusion Period, the Accrual Determination Date will be the first London Business Day that precedes such Exclusion Period.
Exclusion Period:	The period beginning on and including the sixth Business Day prior to but excluding each Interest Payment Date and ending on the Business Day prior to such Interest Payment Date.
Business Day:	Any day, other than a Saturday, Sunday or a day on which banking institutions in the City of New York, New York are generally authorized or obligated by law or executive order to close.
Pricing Date:	October 25, 2013
Issue Date:	October 30, 2013, subject to the Business Day Convention.
Maturity Date:	October 30, 2028, subject to the Business Day Convention.
Business Day Convention:	Following
Accrual Period Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	48126NSX6

JPMorgan Structured Investments —	PS-2
Callable Range Accrual Notes linked to 6-Month USD LIBOR

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION — Regardless of the performance of 6-Month USD LIBOR, we will pay you at least 100% of the principal amount of your notes if you hold the notes to maturity or upon redemption. Because the notes are our senior unsecured obligations, payment of any amount at maturity or upon redemption is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date. Interest on the notes accrues on a daily basis if 6-Month USD LIBOR is less than or equal to the Maximum LIBOR Rate on the applicable Accrual Determination Date. Subject to the Accrual Provision, interest on the notes with respect to an interest period will be based on an Interest Factor that is equal to 5.00% per annum. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL PERIODIC REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on each of the Redemption Dates set forth above for a cash payment equal to $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest, subject to the Business Day Convention and the Accrual Period Convention described on the cover of this pricing supplement and in the accompanying product supplement. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes on the close of business on the Business Day immediately preceding the applicable Redemption Date.
•	TREATED AS VARIABLE RATE DEBT INSTRUMENTS – You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-II. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Assuming this characterization is respected, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes. Purchasers who are not initial purchasers of notes at their issue price on the issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.
Subject to certain assumptions and representations received from us, the discussion in this section entitled “Treated As Variable Rate Debt Instruments”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 1-II dated April 5, 2013.

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES AND ARE SUBJECT TO AN INTEREST ACCRUAL PROVISION; THE INTEREST RATE ON THE NOTES IS VARIABLE, WILL NOT EXCEED THE INTEREST FACTOR AS SET FORTH ABOVE AND MAY BE EQUAL TO 0.00% — The terms of the notes differ from those of ordinary debt securities in that the rate of interest you will receive is not fixed, but will vary based on the level of 6-Month USD LIBOR over the course of each Interest Period. For all Interest Periods, there is a maximum Interest Rate per annum for any Interest Period equal to the Interest Factor set forth above on the cover of this pricing supplement. This is because the variable Interest Rate on the notes, while determined by reference to the level of 6-Month USD LIBOR as described on the cover of this pricing supplement, does not actually pay an amount based on such level. Your return on the notes for any Interest Period will not exceed the Interest Factor for such Interest Period, regardless of the decline in 6-Month USD LIBOR, which may be significant. Moreover, each calendar day during an Interest Period for which the level of 6-Month USD LIBOR is greater than the Maximum LIBOR Rate (as determined based on the level of 6-Month USD LIBOR on the applicable Accrual Determination Date) will result in a reduction of the Interest Rate per annum payable for the corresponding Interest Period. If the level of 6-Month USD LIBOR is greater than the Maximum LIBOR Rate for an entire Interest Period, the Interest Rate for such Interest Period will be equal to 0.00% and you will not receive any interest payment for such Interest Period. In that event, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
•	THE INTEREST RATE ON THE NOTES IS BASED ON 6-Month usd LIBOR – The amount of interest, if any, payable on the notes will depend on a number of factors that could affect 6-Month USD LIBOR, and in turn, these factors could affect the value of the notes. These factors include (but are not limited to) the expected volatility of 6-Month USD LIBOR, supply and demand among banks in London for U.S. dollar-denominated deposits with term of six months, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions, and public expectations with respect to such factors. These and other factors may have a negative impact on the Interest Rate and on the value of the notes in the secondary market. The effect that any single factor may have on 6-Month USD LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 6-Month USD LIBOR, and consequently the Interest Rate for an Interest Period, to increase or decrease.
•	THE INTEREST RATE ON THE NOTES MAY BE BELOW THE RATE OTHERWISE PAYABLE ON SIMILAR VARIABLE RATE notes ISSUED BY US — The value of the notes will depend on the Interest Rate on the notes, which will be affected by the level of 6-Month USD LIBOR. If the level of 6-Month USD LIBOR changes beyond the threshold specified above, the Interest Rate on the notes may be less than returns on similar variable rate notes issued by us that are not linked to 6-Month USD LIBOR. We have no control over any fluctuations in 6-Month USD LIBOR.
•	THE METHOD OF DETERMINING WHETHER THE ACCRUAL PROVISION HAS BEEN SATISFIED FOR ANY Interest Period MAY NOT DIRECTLY CORRELATE TO THE ACTUAL PERFORMANCE OF 6-Month USD LIBOR — The determination of the Interest Rate per annum payable for any Interest Period will be based on the actual number of days in that Interest Period on which the Accrual Provision is satisfied, as determined on each Accrual Determination Date. However, we will use the same level of 6-Month USD LIBOR to determine whether the Accrual Provision is satisfied for the period commencing on the sixth Business Day prior to but excluding each applicable Interest Payment Date, which period we refer to as the Exclusion Period. The level of 6-Month USD LIBOR used will be the level of 6-Month USD LIBOR on the first London Business Day immediately preceding the Exclusion Period, regardless of the actual level of 6-Month USD LIBOR is for the calendar days in that period or whether the Accrual Provision could have otherwise been satisfied if actually tested in the Exclusion Period. As a result, the determination as to whether the Accrual Provision has been satisfied for any Interest Period may not directly correlate to the actual levels of 6-Month USD LIBOR, which will in turn affect the Interest Rate calculation.
•	VARIABLE RATE NOTES DIFFER FROM FIXED RATE NOTES — The variable Interest Rate for all Interest Periods will be determined based on 6-Month USD LIBOR and the Accrual Provision set forth on the cover of this pricing supplement, which is contingent upon the level of 6-Month USD LIBOR and may be less than returns otherwise payable on debt securities issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus accrued and unpaid interest to, but not including, the Redemption Date. The aggregate amount that you will receive through and including the Redemption Date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the
JPMorgan Structured Investments —	PS-3
Callable Range Accrual Notes linked to 6-Month USD LIBOR

notes early, your overall return may be less than the yield which the notes would have earned if you held your notes to maturity and you may not be able to reinvest your funds at the same rate as the original note. We may choose to call the notes early, for example, if U.S. interest rates decrease significantly or if volatility of U.S. interest rates decreases significantly.

•	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES – By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically, you may be negatively affected if certain interest rate scenarios occur. The applicable discount rate, which is the prevailing rate in the market for notes of the same tenor, will likely be higher for notes with longer tenors than if you had purchased a note with a shorter tenor. Therefore, assuming that short term rates rise, the market value of a longer dated note will be lower than the market value of a comparable short term note with similar terms.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities as well as modeling and structuring the economic terms of the notes, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 1-II for additional information about these risks.
•	JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — JPMS’s internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) IS HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See “Secondary Market Prices Of The Notes Will Be Impacted By Many Economic And Market Factors” below for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs, including, but not limited to:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
JPMorgan Structured Investments —	PS-4
Callable Range Accrual Notes linked to 6-Month USD LIBOR

•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	6-MONTH USD LIBOR WILL BE AFFECTED BY A NUMBER OF FACTORS THAT COULD IMPACT THE VALUE OF THE NOTES — The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of 6-Month USD LIBOR and, in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of 6-Month USD LIBOR, supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a six month term, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions, and public expectations with respect to such factors. These and other factors may have a negative impact on the Interest Rate on the notes and on the value of the notes in the secondary market. The effect that any single factor may have on 6-Month USD LIBOR, and therefore on the value of your notes, may be partially offset by other factors. We cannot predict the factors that may cause the Accrual Provision to be satisfied, or not, on any calendar day.
•	VARIABLE PRICE REOFFERING RISKS — JPMS sold the notes at market prices prevailing, at prices related to then-prevailing prices or at negotiated prices, provided that such prices were not less than $980.00 per $1,000 principal amount note or more than $1,000 per $1,000 principal amount note. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from JPMS or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.
JPMorgan Structured Investments —	PS-5
Callable Range Accrual Notes linked to 6-Month USD LIBOR

Hypothetical Examples of Interest Rate Calculation

The following examples illustrate how the Interest Factor is used to calculate hypothetical Interest Rates, assuming the actual number of calendar days in the applicable Interest Period is 90. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: With respect to a particular Interest Period, the number of Variable Days in the Interest Period is 83 and the number of Actual Days in the Interest Period is 90.

The Interest Factor during the Interest Period is 5.00% per annum; therefore, the Interest Rate for the Interest Period will be calculated as follows:

5.00% × (83/90) = 4.61%

The amount of interest that we would pay you is based on the principal amount of each Note, the Interest Rate calculated above and the Day Count Fraction, which is equal to 90 divided by 360. For each $1,000 principal amount note, the amount of interest payable to you is calculated as follows:

$1,000 x 4.61% x 90/360 = $11.53

Example 2: With respect to a particular Interest Period, the number of Variable Days in the Interest Period is 90 and the number of Actual Days in the Interest Period is 90.

The Interest Factor during the Interest Period is 5.00% per annum; therefore, the Interest Rate for the Interest Period will be calculated as follows:

5.00% × (90/90) = 5.00%

The amount of interest that we would pay you is based on the principal amount of each Note, the Interest Rate calculated above and the Day Count Fraction, which is equal to 90 divided by 360. For each $1,000 principal amount note, the amount of interest payable to you is calculated as follows:

$1,000 x 5.00% x 90/360 = $12.50

Example 3: With respect to a particular Interest Period, the Accrual Provision is not met on any calendar day during the Interest Period, and therefore, the number of Variable Days is 0. Because the Accrual Provision is not satisfied on any calendar day, the Interest Rate for the Interest Period will be equal to 0.00% per annum.

JPMorgan Structured Investments —	PS-6
Callable Range Accrual Notes linked to 6-Month USD LIBOR

Historical Information

The graph below sets forth the weekly historical performance of the 6-Month USD LIBOR for the period from January 4, 2008 through October 25, 2013. The 6-Month USD LIBOR on October 25, 2013 was 0.3539%.

We obtained the 6-Month USD LIBOR used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the LIBOR should not be taken as an indication of future performance, and no assurance can be given as to the 6-Month USD LIBOR on any of the Accrual Determination Dates. We cannot give you assurance that the performance of the 6-Month USD LIBOR will result in any positive interest payments, subject to the credit risk of JPMorgan Chase & Co.

JPMorgan Structured Investments —	PS-7
Callable Range Accrual Notes linked to 6-Month USD LIBOR

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits.” See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) Is Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Selected Purchase Considerations” and “Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period (other than the Initial Interest Periods)” in this pricing supplement for a description of the risk-return profile and market exposure payable under the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-26 of the accompanying product supplement no. 1-II are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated November 14, 2011, which has been filed as Exhibit 5.3 to the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on November 14, 2011.

JPMorgan Structured Investments —	PS-8
Callable Range Accrual Notes linked to 6-Month USD LIBOR